# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JEFFERSON CAPITAL, INC., CIK 0002046042
CUSIP: 47248R103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 600 South Highway 169, Suite 1575, Minneapolis, Minnesota (MN), 55426
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002072023

## Reporting persons
- BURTON DAVID M.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,777,500; shared voting power 0; sole dispositive power 3,777,500; shared dispositive power 0; aggregate amount beneficially owned 3,777,500 (5.8% of the class)
  Comment: Percentage ownership is based on 64,685,082 shares of Common Stock outstanding at June 30, 2025. Holdings and beneficial ownership do not reflect the sale of 385,000 shares of Common Stock on January 9, 2026, after which sale the Reporting Person holds 3,392,500 shares of Common Stock, representing 5.5% beneficial ownership of outstanding shares of Common Stock on that date.

## Item 1. Issuer
Name of issuer: JEFFERSON CAPITAL, INC.
Address of issuer's principal executive offices: 600 SOUTH HIGHWAY 169, SUITE 1575 MINNEAPOLIS, MINNESOTA, 55426

## Item 2. Person Filing
Name of person filing: BURTON DAVID M.
Address of principal business office or, if none, residence: 600 South Highway 169, Suite 1575, Minneapolis, Minnesota 55426
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, the Reporting Person may be deemed to be the beneficial owner of 3,777,500 shares of Common Stock. The Reporting Person owns 3,392,000 shares of Common Stock as of the filing of this Schedule 13G.
Percent of class: As of June 30, 2025, the Reporting Person may be deemed to be the beneficial owner of 5.8% of the outstanding shares of Common Stock based on 64,685,082 shares of Common Stock outstanding as of June 30, 2025. The Reporting Person's current beneficial ownership is 5.5% of the outstanding shares of Common Stock based on 61,629,228 shares of Common Stock outstanding as of January 8, 2026.
Sole power to vote or to direct the vote: 3,777,500.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 3,777,500.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BURTON DAVID M.: /s/ Matthew J. Pfohl, Matthew J. Pfohl, Attorney-in-Fact for David M. Burton (01/16/2026)